UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Golden Star Resources Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

38119T

(CUSIP Number)

Riccardo Marsili

La Mancha Holding S.à r.l.

31-33, Avenue Pasteur

L - 2311 Luxembourg

Grand Duchy of Luxembourg

Tel: +352 27 44 94 12

With copies to:

James Green

White & Case LLP

5 Old Broad Street

London, United Kingdom

EC2N 1DW

Tel: +44 (0207) 532 1429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Star Investments S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,191,725

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,191,725

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,191,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Holding S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,191,725

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,191,725

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,191,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Marchmont Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,191,725

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,191,725

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,191,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Yousriya Nassif Loza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Egypt

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,191,725

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,191,725

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,191,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2018, as amended by Amendment No. 1 thereto filed on October 15, 2018, Amendment No. 2 thereto filed on November 25, 2019, and Amendment No. 3 thereto filed on January 30, 2020 (the “Schedule 13D”).

This Amendment amends Item 3, Item 4, Item 5 and Item 7 of the Schedule 13D as set forth below.  Except as specifically amended by this Amendment, each Item of the Schedule 13D remains unchanged.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following:

From January 28, 2020 through February 28, 2020, LMSI executed trades in the open market to acquire beneficial ownership of 1,235,959 shares of the Issuer Common Stock (the “Q1 2020 Covered Trades”). The Q1 2020 Covered Trades were funded with cash on LMH’s balance sheet available for investment, on behalf of LMSI.

The information set forth in Item 5 of this Amendment is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following:

LMSI acquired beneficial ownership of the Issuer Common Stock in the Q1 2020 Covered Trades for investment purposes and intends to review their investment in the Issuer on a continuing basis.  The information contained in each of Item 3 and Item 5 of this Amendment is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by amending and restating captions (a) and (c) thereof to read as follows:

(a)         LMSI is the beneficial owner of 35,191,725 shares, or approximately 32.1% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

LMH, as the sole shareholder of LMSI, may be deemed to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI. As such, LMH may be deemed the indirect beneficial owner of 35,191,725 shares of the Issuer Common Stock, or approximately 32.1% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Marchmont, as the sole shareholder of LMH, may be deemed to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI.  As such, Marchmont may be deemed the indirect beneficial owner of 35,191,725 shares of the Issuer Common Stock, or approximately 32.1% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Mrs. Yousriya Nassif Loza, as the sole shareholder of Marchmont may be deemed to have voting and dispositive power with respect to the shares of the Issuer Common Stock beneficially owned by LMSI.  As such, Mrs. Yousriya Nassif Loza may be deemed the indirect beneficial owner of 35,191,725 shares of the Issuer Common Stock, or approximately 32.1% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  All share percentage calculations in this Amendment are based on 109,551,361 shares of the Issuer Common Stock issued and outstanding as of February 18, 2020, as reported under the section “Outstanding Share Data” in the Issuer’s Management’s Discussion and Analysis for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission on February 19, 2020 included as Exhibit 99.1 to the Issuer’s Form 6-K.

(c)          From December 4, 2019 through January 27, 2020, LMSI acquired beneficial ownership of an aggregate of 1,043,066 shares of the Issuer Common Stock in the LMSI Covered Trades at an average price per share of $3.1685, for a total purchase price equal to $3,304,980.67.

From January 28, 2020 through February 28, 2020, LMSI acquired beneficial ownership of an aggregate of 1,235,959 shares of the Issuer Common Stock in the Q1 2020 Covered Trades at an average price per share of $2.9215, for a total purchase price equal to $3,610,882.38.

Other than as described in this Amendment and the Schedule 13D, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Individuals, have not effected any transactions in the Issuer Common Stock during the last 60 days.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following:

9        Joint Filing Agreement, dated March 4, 2020, between LMSI, LMH, Marchmont and Yousriya Nassif Loza.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2020

La Mancha Star Investments S.à r.l.

		By:	/s/ Karim-Michel Nasr
		Name:	Karim-Michel Nasr
		Title:	Manager

		By:	/s/ Fabio Ceccarelli
		Name:	Fabio Ceccarelli
		Title:	Manager

La Mancha Holding S.à r.l.

		By:	/s/ Fabio Ceccarelli
		Name:	Fabio Ceccarelli
		Title:	Manager

		By:	/s/ Wafaa Sayed Latif Mobarak
		Name:	Wafaa Sayed Latif Mobarak
		Title:	Director

Marchmont Limited

		By:	/s/ Wafaa Sayed Latif Mobarak
		Name:	Wafaa Sayed Latif Mobarak
		Title:	Director

Yousriya Nassif Loza

		By:	*

*By:	/s/ Chris Utting
Chris Utting, as Attorney-in-Fact